                                                                      Exhibit 99



                              COGNOS INCORPORATED



                   FINANCIAL INFORMATION IN ACCORDANCE WITH

                       CANADIAN GAAP FOR THE CORPORATION

                  FOR THE FISCAL YEAR ENDED FEBRUARY 29, 2000



The consolidated financial information as set out in the Corporation's 2000 Annual Report is in United States (U.S.) dollars and in accordance with U.S. generally accepted accounting principles (GAAP). In keeping with the requirements of Canadian legislation, the Corporation is also providing its shareholders with consolidated financial information in accordance with Canadian GAAP (in United States dollars).

The generally accepted accounting principles in Canada differ in some respects from those applicable in the U.S. The most significant difference in fiscal 2000 arises from the accounting for acquisitions (see Note 5 of the Notes to the Consolidated Financial Statements). All consolidated financial statements were affected by this difference.

                              COGNOS INCORPORATED

                      CANADIAN GAAP FINANCIAL INFORMATION


                               Table of Contents


The information appearing in this document consists of the following information for the fiscal year ended February 29, 2000:


                                                                                               PAGE
                                                                                         ---------------
Management's Discussion and Analysis of Financial Condition
   and Results of Operations.............................................................        3 - 21
Report of Management.....................................................................          22
Auditors' Report.........................................................................          23
Consolidated Financial Statements and Notes..............................................       24 - 44
Five-Year Summary........................................................................          45

                              COGNOS INCORPORATED

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
 (in United States dollars, unless otherwise indicated, and in accordance with
                                 Canadian GAAP)


The following discussion should be read in conjunction with the audited consolidated financial statements and notes for the fiscal year ended February 29, 2000, beginning on page 22. The Corporation prepares and files its consolidated financial statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in United States (U.S.) dollars and in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The consolidated financial statements and MD&A in accordance with U.S. GAAP, in U.S. dollars, are also made available to all shareholders and filed with various regulatory authorities.



On April 6, 2000, subsequent to the year-end, the Board of Directors of the Corporation authorized a two-for-one stock split, effected in the form of a stock dividend, payable on or about April 27, 2000 to shareholders of record at the close of business on April 20, 2000. Share and per-share amounts in this MD&A, and the audited consolidated financial statements and notes thereto, have been adjusted retroactively for this split.


Overview

The Corporation develops, markets, and supports complementary lines of software tools that are designed to satisfy business-critical needs for the extended enterprise within traditional and e-business markets. The Corporation's business intelligence products are designed to give individual users the ability to independently access, explore, analyze, and report corporate data. The Corporation's client/server application development tools are designed to increase the productivity of system analysts and developers. Cognos products are distributed both directly and through resellers worldwide.

Revenue is derived from the licensing of software and the provision of related services, which include product support and education, consulting, and other services. The Corporation generally licenses software and provides services subject to terms and conditions consistent with industry standards. Customers may elect to contract with the Corporation for product support, which includes product and documentation enhancements, as well as telephone support, by paying either an annual fee or fees based on usage of support services.

The Corporation operates internationally, with a substantial portion of its business conducted in foreign currencies. Accordingly, the Corporation's results are affected by year-over-year exchange rate fluctuations of the United States dollar relative to the Canadian dollar, to various European currencies, and to a lesser extent, other foreign currencies.

Results of Operations

Total revenue for the year ended February 29, 2000 (fiscal 2000) was $385.6 million, which was 28% more than the fiscal 1999 revenue of $301.1 million which, in turn, was 23% more than the fiscal 1998 revenue of $244.8 million. Net income for fiscal 2000 was $54.5 million and basic net income per share was $0.63, compared to fiscal 1999 net income of $58.1 million and basic net income per share of $0.66, and net income of $48.9 million and basic net income per share of $0.55 for fiscal 1998.

The Corporation experienced a decrease in net income as a percentage of revenue in fiscal 2000 as a result of increases in selling, general and administrative expenses and decreases in the level of investment tax credits from prior years. During fiscal 2000 the Corporation increased its investment in its sales channels to focus on revenue growth and expand global market coverage. The decrease in the level of investment tax credits (ITCs) was the result of the Corporation recognizing the benefits of previously unrecorded ITCs during fiscal 1999 and 1998.

The following table sets out, for each fiscal year indicated, the percentage that each income and expense item bears to revenue, and the percentage change in the dollar amount of each item as compared to the prior fiscal year.

                                                                                                           Percentage Change
                                                         Percentage of Revenue                                from Fiscal
                                         --------------------------------------------------      -----------------------------------
                                                                                                      1999 to         1998 to
                                                     2000             1999          1998               2000            1999
                                         -----------------------------------------------         -----------------------------------
Revenue                                             100.0%           100.0%        100.0%               28.1%          23.0%
                                         -----------------------------------------------
Operating expenses
 Cost of product license                              1.3              1.9           1.5                (8.8)          49.9
 Cost of product support                              3.6              3.7           4.0                23.2           15.2
 Selling, general, and administrative                63.5             59.2          58.6                37.3           24.3
 Research and development                            13.9             14.0          13.7                26.7           26.1
 Investment tax credits                              (1.6)            (4.9)         (3.8)              (58.3)          57.8
                                         -----------------------------------------------
Total operating expenses                             80.7             73.9          74.0                39.8           22.9
                                         -----------------------------------------------
Operating income                                     19.3             26.1          26.0                (5.2)          23.2
Interest expense                                     (0.2)            (0.2)         (0.2)               36.2            9.6
Interest income                                       1.9              2.2           2.2                15.9           20.4
                                         -----------------------------------------------
Income before taxes                                  21.0             28.1          28.0                (3.8)          23.1
Income tax provision                                  6.9              8.8           8.0                 1.4           34.0
                                         -----------------------------------------------
Net income                                           14.1%            19.3%         20.0%               (6.2)%         18.8%
                                         ===============================================

Revenue

The Corporation's total revenue (consisting of product license, product support, and services revenue) was $385.6 million in fiscal 2000, compared to $301.1 million in fiscal 1999 and $244.8 million in fiscal 1998. The Corporation operates internationally, with a substantial portion of its business conducted in foreign currencies. Accordingly, the Corporation's results are affected by year-over-year exchange rate fluctuations of the United States dollar relative to the Canadian dollar, to various European currencies, and to a lesser extent, other foreign currencies. The effect of foreign exchange rate fluctuations decreased the overall revenue growth by two percentage points in fiscal 2000 from fiscal 1999 and by one percentage point in fiscal 1999 from fiscal 1998.

The Corporation's growth in total revenue was derived primarily from the increase in revenue from the Corporation's business intelligence products, principally Web versions of PowerPlay(R), Impromptu(R) and to a lesser extent, the addition of revenue from Cognos Visualizer and DecisionStream(TM), which were released during fiscal 2000. The bundling of these products for facilitated and flexible deployment contributed to the growth of Web versions of the Corporation's business intelligence products. Total revenue for all business intelligence products was $328.0 million, $230.9 million, and $176.2 million in fiscal 2000, 1999, and 1998, respectively, which resulted in year-over-year increases of 42% and 31%, respectively. Total revenue from the Corporation's business intelligence products represented 85%, 77%, and 72% of total revenue in fiscal 2000, 1999, and 1998, respectively. As described in the following section on Product License Revenue, the Corporation believes that its business intelligence products address the current market need for distributing corporate information to the end user's desktop in an extended enterprise environment of corporate intranets, extranets and client/server networks.

Total revenue from the Corporation's application development tools, PowerHouse(R) and Axiant(R), was $57.6 million in fiscal 2000, compared to $70.2 million in fiscal 1999, and $68.6 million in fiscal 1998, which resulted in year-over-year changes of (18)% and 2%, respectively. While the Corporation experienced an increase in total revenue from these products during fiscal 1999, as described in the following section on Product License Revenue, the Corporation believes that, in the long term, revenues from these products will continue to decline.

The growth in total revenue from the three revenue categories in fiscal 2000 from fiscal 1999 was as follows: a 28% increase in product license revenue, a 27% increase in product support revenue, and a 30% increase in services revenue. This compares to an increase for the same categories for fiscal 1999 from fiscal 1998 as follows: 25%, 28%, and 9%, respectively.

The Corporation's operations are divided into three main geographic regions: (1) North America (includes Latin America), (2) Europe (consists of the U.K. and Continental Europe), and (3) Asia/Pacific (consists of Australia and countries in the Far East). In fiscal 2000, the percentage of total revenue from North America, Europe, and Asia/Pacific was 61%, 32%, and 7%, respectively, compared to 59%, 34%, and 7%, respectively, in fiscal 1999, and 60%, 33%, and 7%, respectively, in fiscal 1998. In fiscal 2000, total revenue from North America, Europe, and Asia/Pacific increased from fiscal 1999 by 32%, 20%, and 32%, respectively, compared to increases of 22%, 25%, and 23%, respectively, in fiscal 1999 from fiscal 1998. The increase in growth for fiscal 2000 compared to growth in fiscal 1999 in North America and Asia/Pacific is attributable to the increase in revenue from the business intelligence products. The decrease in growth for Europe was attributable to slower growth in the U.K. where the Corporation experienced a relatively larger decline in revenue from application development tools and relatively less growth in business intelligence products.

Product License Revenue

Total product license revenue was $203.3 million, $158.4 million, and $126.8 million in fiscal 2000, 1999, and 1998, respectively, and accounted for 53%, 53%, and 52% of the Corporation's revenue for the respective time periods.

The increase in all periods occurred predominantly as a result of the performance of the Corporation's business intelligence products. Product license revenue from these products was $186.6 million, $131.9 million, and $102.3 million in fiscal 2000, 1999, and 1998, respectively. The Corporation derived approximately 92% of its product license revenue in fiscal 2000 from these products, compared to 83% in fiscal 1999, and 81% in fiscal 1998.

The Corporation believes that its business intelligence products address the current market need for distributing corporate information to the end user's desktop in an extended enterprise environment of corporate intranets, extranets and client/server networks. The Corporation continues to address the emerging market for Web or intranet-based products with the release in the current fiscal year of PowerPlay 6.6, and the launch of the Cognos enterprise BI Platform and in fiscal 1999, the release of Impromptu Web Reports. While the Corporation believes that there is a market opportunity for Web-based decision support solutions, there can be no assurance of the rate or extent of growth of this market, or that the Corporation will be successful in continuing to develop products that will effectively address this market.

Product license revenue from the Corporation's application development tools, PowerHouse and Axiant, was $16.7 million, $26.5 million, and $24.5 million in fiscal 2000, 1999, and 1998, respectively. Over several of the past fiscal years, the Corporation has experienced a decline in product license revenue in this market which is consistent, in the Corporation's view, with the market trend away from proprietary systems and host-based computing toward industry-standard systems, corporate intranets, extranets, client/server technology, and packaged application products. The Corporation believes the increase during fiscal 1999 was partially the result of expanded use of PowerHouse applications or upgrades to customer computers, and testing of legacy systems to ensure Year 2000 compliance. The Corporation believes that the maximum revenue potential from the activity around Year 2000 compliance occurred during fiscal 1999 and expects that, in the long term, the trend of decreasing product license revenue from these products will continue.

The Corporation's sales and marketing strategy includes multi-tiered channels ranging from a direct sales force to various forms of third-party distributors, resellers, and original equipment manufacturers. In fiscal 2000, the Corporation increased product license revenue derived from third-party channels to $62.2 million from $49.2 million in fiscal 1999, and from $39.6 million in fiscal 1998. The majority of the increase in product license revenue derived from third parties in fiscal 2000 from fiscal 1999 was attributable to the activity in Asia/Pacific and Europe and to a lesser extent activity in North America. The increase in product license revenue derived from third parties in fiscal 1999 from fiscal 1998 was mainly attributable to an increase in activity in North America.

Total product license revenue from third-party channels represented 31% of total product license revenue in each of fiscal 2000, 1999 and 1998.

Within the Corporation's business intelligence market, product license revenue from third-party channels was $57.3 million in fiscal 2000, compared to $42.3 million in fiscal 1999, and $33.0 million in fiscal 1998. Product license revenue within this market, from third-party channels represented 31% of the Corporation's product license revenue in fiscal 2000, compared to 32% in fiscal 1999 and 1998.

The Corporation expects to continue to enhance its combined sales and marketing strategies to further develop the potential within the business intelligence products market. The Corporation expects to continue to utilize a multi-tiered channel strategy, as outlined above. With respect to the marketing strategy, the Corporation intends to continue to form alliances with system integrators, the larger accounting and consulting firms, packaged application providers, and various other strategic partners. In addition, the Corporation plans to continue to utilize marketing and promotional programs to generate awareness of extended enterprise business intelligence solutions and interest in the Corporation's products.

There can be no assurance that increases in total product license revenue will continue to occur, or occur to the same extent to which they have historically occurred.

Product Support Revenue

Product support revenue was $118.1 million, $93.3 million, and $72.8 million in fiscal 2000, 1999, and 1998, respectively. Product support revenue accounted for 31% of the Corporation's total revenue for fiscal 2000 and 1999 and 30% for fiscal 1998. The increase in the dollar amounts was the result of new support contracts from the expansion of the Corporation's customer base, as well as the renewal of existing support contracts. The rate of growth in product support revenue associated with the expansion of the Corporation's customer base exceeds the rate of non-renewals of support contracts.

Total product support revenue from the business intelligence products was $78.8 million, $52.0 million, and $31.9 million in fiscal 2000, 1999, and 1998, respectively and comprised 67%, 56%, and 44% of the total product support revenue in fiscal 2000, 1999, and 1998, respectively. In fiscal 2000, total product support revenue from the business intelligence products increased by 52% from fiscal 1999, and total product support revenue from the application development tools decreased by 5% over the same period. In fiscal 1999, total product support revenue from the business intelligence products increased by 63% from fiscal 1998, and total product support revenue from the application development tools increased by 1% over the same period. Consistent with the discussion in product license revenue, the Corporation believes that, despite the product support revenue growth from the application development tools in fiscal 1999, in the long term, the trend of decreasing revenue from these products will continue.

There can be no assurance that increases in total product support revenue will continue to occur, or occur to the same extent to which they have historically occurred.

Services Revenue

Revenue from education, consulting, and other services was $64.3 million, $49.4 million, and $45.2 million in fiscal 2000, 1999, and 1998, respectively. Services revenue accounted for 17%, 16%, and 18% of the Corporation's total revenue for the same time periods. During fiscal 2000 the Corporation began to offer a broader range of consulting and education services in line with the shift in the demand for Web-based products. As a result, during fiscal 2000 the Corporation experienced both an increase in growth of services revenue, and an increase in the percentage of total revenue generated by services. The decline in fiscal 1999 services revenue as a percentage of total revenue was the result of relatively larger increases in both product support and product license revenue.

The increase in services revenue was predominantly the result of an increase in consulting revenue and to a lesser extent, increases in education revenue associated with the business intelligence products, consistent with the trend in product license revenue in this market. Services revenue associated with the business intelligence products contributed approximately 97%, 95%, and 93% to this revenue category in fiscal 2000, 1999, and 1998, respectively.

There can be no assurance that increases in total services revenue will continue to occur, or occur to the same extent to which they have historically occurred.


Cost of Product License

The cost of product license consists primarily of royalties for technology licensed from third parties and the costs of materials and distribution related to licensed software.

Product license costs in fiscal 2000 were $5.2 million compared to $5.7 million in fiscal 1999, and $3.8 million in fiscal 1998. Product license costs represented 3% of product license revenue for fiscal 2000, compared to 4% and 3% of product license revenue for fiscal 1999 and 1998, respectively.

The decrease, in dollar terms in fiscal 2000 from fiscal 1999 is principally due to decreases in both royalty costs and materials and distribution costs associated with product offerings. The increase in fiscal 1999 from fiscal 1998 was predominantly the result of a relatively larger increase in royalties; manufacturing and distribution costs remained constant between the two years.


Cost of Product Support

The cost of product support includes the costs associated with resolving customer telephone inquiries and other telesupport activities, royalties in respect of technological support received from third parties, and the cost of materials delivered in connection with enhancement releases.

The cost of product support was $13.8 million, $11.2 million, and $9.7 million in fiscal 2000, 1999, and 1998, respectively. These costs represented 12% of product support revenue for fiscal 2000 and 1999, and 13% for fiscal 1998.

The increase in fiscal 2000 from fiscal 1999 was associated predominantly with increases in customer telesupport costs; enhancement releases costs contributed to a lesser extent to the increase. The increase in fiscal 1999 from fiscal 1998 was primarily associated with increases in telesupport costs.


Selling, General, and Administrative

Selling, general, and administrative expenses were $244.8 million, $178.3 million, and $143.5 million in fiscal 2000, 1999, and 1998, respectively. These costs were 64% of revenue in fiscal 2000 compared to 59% in both fiscal 1999 and 1998.

The increase in the selling, general, and administrative expenses in fiscal 2000 was substantially the result of increases in staffing and related compensation expenses, and to a lesser extent increases in subcontracting, facilities and marketing costs. During fiscal 2000 the Corporation increased its investment in its sales channels to focus on revenue growth and to expand global market coverage. The average number of employees within the selling, general, and administrative areas grew by 30% in fiscal 2000 predominantly as the result of additions to sales staff. The increase in the selling, general, and administrative expenses in fiscal 1999 was mainly the result of increased staffing and related compensation expenses as the average number of employees within this area grew by approximately 15%. The costs per employee increased 6% in both fiscal 2000 and fiscal 1999.

Foreign exchange rate fluctuations reduced the overall percentage increase in fiscal 2000 over 1999 by approximately one percentage point, whereas they reduced the overall percentage increase in fiscal 1999 over 1998 by approximately three percentage points.


Research and Development

The following table sets out the components of the Corporation's research and development, as well as the percentages of revenue for the periods indicated.


                                                                 2000              1999              1998
                                                     ----------------------------------------------------
                                                                                ($000s)
Gross research and development costs                          $54,244           $42,746           $33,997
Government allowances                                            (696)             (527)             (897)

Amortization of previously capitalized amounts                      -                55               430
                                                     ----------------------------------------------------
Research and development                                      $53,548           $42,274           $33,530
                                                     ====================================================

Percentage of total revenue
   Gross research and development                                  14%               14%               14%
   Research and development                                        14%               14%               14%

Gross research and development costs have continued to increase, in dollar terms, over the last several fiscal years but have remained relatively constant as a percentage of total revenue. The growth in both fiscal 2000 and fiscal 1999 was predominantly the result of increases associated with higher staffing levels in this area. The increase in the average number of employees in this area was 26% in fiscal 2000 from fiscal 1999, and was 27% in fiscal 1999 from fiscal 1998. Foreign exchange rate fluctuations improved the overall percentage increase in fiscal 2000 by approximately one percentage point whereas it reduced the overall increase by eight percentage points for fiscal 1999.

Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Capitalized costs are amortized over a period not exceeding 36 months. Costs were not deferred in any of fiscal 2000, 1999, or 1998 because either no projects met the criteria for deferral or the period between (i) achieving technological feasibility and (ii) the general availability of the product was short, and the associated costs were immaterial.

The Corporation believes there is a business opportunity for distributing corporate information to the end user's desktop in an extended enterprise environment of corporate intranets, extranets and client/server networks. In earlier years the Corporation addressed this opportunity with the release of Web-based products: PowerPlay Web, Impromptu Web Reports, and Cognos Query (formerly Impromptu Web Query).

During fiscal 2000 the Corporation launched a platform for Enterprise Business Intelligence. This platform, which includes DecisionStream, provides a single user interface or portal to support access to all Cognos business intelligence products in an extended enterprise environment. During fiscal 2000 the

Corporation released PowerPlay 6.6, which provides Web managed reporting and analysis functions for intranet, extranet and Internet access to OLAP (online analytical processing) data. Also, during fiscal 2000 the Corporation released Cognos Visualizer, a business management and measurement product that extends the capabilities of PowerPlay and Impromptu with advanced visual reporting and analysis. The Corporation also released new versions of Impromptu Web Reports, DataMerchant, and Cognos Finance (formerly LEX2000).

The Corporation continues to support its application development tools and to that end released a new version of PowerHouse during fiscal 2000 which enables Web deployment of PowerHouse applications.

During fiscal 2001 the Corporation will invest in research and development of business intelligence solutions, particularly those solutions that support the Corporation's strategy to meet the needs of the extended enterprise customers within the e-business economy. These investments will include the development of e-application packages which include pre-defined data marts, key reports and analysis solutions. The Corporation will continue the development of business-to-business solutions using BI which extend the enterprise to incorporate the supply chain, and the relationship with an enterprise's customers.


Acquisitions

Fiscal 2000

The Corporation acquired Information Tools AG, the Corporation's distributor in Switzerland. The shareholders of Information Tools AG are to receive total consideration of approximately $657,000, of which $458,000 was received in cash during fiscal 2000. The remainder of the consideration ($199,000) is payable equally on the first and second anniversaries of the closing of the transaction. An amount, not to exceed $500,000 could also be paid in contingent consideration. Of that amount, approximately $120,000 will be paid in fiscal 2001 relating to fiscal 2000 results. This amount has been recorded as additional purchase price.

The Corporation purchased the entire outstanding minority interest in the Corporation's subsidiary in Singapore, Cognos Far East Pte Limited. The former minority shareholders of Cognos Far East Pte Limited received approximately $1,688,000 in cash upon completion of the purchase. No further consideration is due to the former minority shareholders of the subsidiary.

Fiscal 1999

The Corporation acquired substantially all the assets of Relational Matters including DecisionStream software. DecisionStream aggregates and integrates large volumes of transaction data with multidimensional data structures. Relational Matters will receive approximately $7,550,000 over three years and 250,980 shares of the Corporation's common stock valued at $1,823,000 over the same time period. The shares, all of which were issued, are being held in escrow by the Corporation and will be released on the second (40%) and third (60%) anniversaries of the closing of the transaction. For valuation purposes, the deferred payments and shares were appropriately discounted.

The Corporation acquired LEX2000 Inc., a developer of financial data mart and reporting software, for a combination of cash and the Corporation's common stock. The shareholders of LEX2000 Inc. will receive approximately $7,444,000 over three years and 252,118 shares of the Corporation's common stock valued at $1,940,000 over the same time period. Approximately 14,200 shares were issued at closing; the remainder, all of which were issued, are being held in escrow by the Corporation and will be released equally on the second (50%) and third (50%) anniversaries of the closing of the transaction. For valuation purposes, the deferred payments and shares were appropriately discounted.


Fiscal 1998

During the first quarter ended May 31, 1997, the Corporation completed the acquisition of Right Information Systems Limited (RIS) of London, England. RIS was the provider of 4Thought(TM), business modeling and forecasting software. The shareholders of RIS received $4,500,000 and 180,000 shares of the Corporation's common stock, valued at $1,607,000. These shares are being held in escrow by the Corporation until April 9, 2000.

During the third quarter ended November 30, 1997, the Corporation completed the acquisition of Interweave Software, Inc. (Interweave) of Santa Clara, California, U.S.A. Interweave was the developer and marketer of the Interweave software product line, which allows information technology organizations to deploy intranet- and extranet-based business intelligence applications more broadly within and across enterprises. The acquisition agreement called for the Corporation to pay approximately $12,415,000 cash to the shareholders of Interweave, most of which was paid upon completion of the acquisition.

The acquisitions in fiscal 2000, 1999, and 1998 have been accounted for using the purchase method. The results of operations of all acquired companies prior to their respective dates of acquisition were not material. The results of all acquired companies have been combined with those of the Corporation since their respective dates of acquisition. (See Note 5 of the Notes to the Consolidated Financial Statements.)


Investment Tax Credits

The Corporation recognized $6.2 million, $14.9 million, and $9.4 million in fiscal 2000, 1999, and 1998, respectively, related to research and development activities performed in Canada.


Interest Income and Expense

Interest income is earned on the Corporation's cash, cash equivalents, and short-term investments, and interest expense relates primarily to the interest on the Corporation's mortgage and capital leases.

Net interest income was $6.7 million, $5.9 million, and $4.9 million in fiscal 2000, 1999, and 1998, respectively. The increase during fiscal 2000 was the result of a significant increase in the average size of the investment portfolio, and to a lesser extent the impact of favorable exchange rate fluctuations. This increase was offset by a slight decrease in the average effective interest rates during fiscal 2000. The increase in fiscal 1999 was primarily attributable to higher average effective interest rates, and to a lesser extent, a larger average portfolio, which was partially offset by the impact of adverse exchange rate fluctuations.

Tax Expense

The Corporation's tax rate is affected by the relative profitability of its operations in various geographic regions. In fiscal 2000 the Corporation's effective tax rate was 33%, compared to 31% in fiscal 1999, and 29% in fiscal 1998. (See Note 9 of the Notes to the Consolidated Financial Statements.)


Liquidity and Capital Resources

As of February 29, 2000, the Corporation held $196.7 million in cash, cash equivalents, and short-term investments, an increase of $47.0 million from February 28, 1999. In addition, the Corporation has arranged an unsecured credit facility that includes an operating line and foreign exchange conversion facilities. The operating line permits the Corporation to borrow funds or issue letters of credit or guarantee up to Cdn$15.0 (US$10.4) million, subject to certain covenants. As of February 29, 2000, there were no direct borrowings under this operating line. As discussed further below, the Corporation has foreign exchange conversion facilities that allow it to hold foreign exchange contracts of approximately Cdn$130.0 (US$89.7) million outstanding at any one time.

As of February 29, 2000, the Corporation had a total of $4.9 million of long-term liabilities (including the current portion of long-term debt), consisting of a mortgage, other long-term liabilities, and certain capital leases. As of February 29, 2000, working capital was $166.5 million, an increase of $43.1 million from February 28, 1999, primarily because of higher levels of cash, accounts receivable, and short-term investments, which were partially offset by increases in deferred revenue and other current liabilities. Working capital increased in fiscal 2000 even though the Corporation used $26.0 million for share repurchases and $2.1 million for acquisitions during the year.

Cash provided by operating activities (after changes in non-cash working capital items) for fiscal 2000 was $83.2 million, a decrease of $1.4 million compared to the prior fiscal year. This fluctuation was due to a net increase in non-cash working capital as compared to a net decrease in non-cash working capital during fiscal 1999, which was offset by an increase in net income after adjustments for depreciation, amortization and other non-cash items.

Cash used in investing activities was $37.7 million for fiscal 2000, a decrease in investment of $11.9 million compared to the prior fiscal year. The majority of the fluctuation stems from a decrease in net investments in short-term investment and decreases in acquisition costs; these decreases were offset by an increase in fixed asset additions. The increase in fixed asset additions was primarily the result of computer equipment and software purchases. Further, during fiscal 2000 the Corporation began the construction of a second building on the site of its corporate headquarters in Ottawa. The Corporation has invested approximately $3.4 million in the current year and it is anticipated that costs will total $21 million when the construction is substantially complete in fiscal 2001. (See Note 7 of the Notes to the Consolidated Financial Statements.) During fiscal 1999, the Corporation purchased the remaining interest in its head office building in Ottawa, Canada for approximately $4.8 million. In fiscal 2000, the Corporation spent $7.4 million related to the activity in short-term investments compared to $19.2 million (both net of maturities) in fiscal 1999. In addition, the Corporation spent $2.1 million in fiscal 2000 on acquisitions, compared to $9.2 million in fiscal 1999. (See Note 5 of the Notes to the Consolidated Financial Statements.)

Cash used in financing activities was $9.1 million for fiscal 2000, compared to $28.7 million in fiscal 1999. The Corporation's financing activities for both fiscal years were centered around the repurchase of its own shares in the open market, and the issuance of shares pursuant to the Corporation's stock purchase plan and the exercise of stock options. During fiscal 2000, the Corporation repurchased 2,286,000 shares at a cost of $26.0 million, compared to 3,006,000 shares repurchased at a cost of $34.1 million in fiscal 1999. Offsetting this activity, the Corporation issued 2,093,000 common shares for consideration of $16.5 million during fiscal 2000, compared to 1,146,000 shares for consideration of $5.0 million in fiscal 1999. The issuance of shares in both periods was pursuant to the Corporation's stock purchase plan and the exercise of stock options by employees, officers, and directors. In fiscal 1999, the Corporation also issued 503,000 shares for a value of $3.8 million in conjunction with the acquisition of Relational Matters and LEX2000 Inc. In fiscal 1998 the Corporation issued 180,000 shares for a value of $1.6 million in conjunction with the acquisition of RIS. (See Note 5 of the Notes to the Consolidated Financial Statements.)

The share repurchases made in the past three fiscal years were part of distinct open market share repurchase programs through the Nasdaq National Market. The share repurchases made in fiscal 2000 were part of two open market share repurchase programs. The program adopted in October 1998 expired on October 8, 1999. Under this program the Corporation repurchased 3,161,800 of its shares for $35.4 million; all repurchased shares were cancelled. In October 1999, the Corporation adopted a new program that will enable it to purchase up to 4,200,000 common shares (not more than 5% of those issued and outstanding) between October 9, 1999 and October 8, 2000. Under the current program the Corporation has repurchased 100,000 shares for $1.3 million during fiscal 2000; all repurchased shares were cancelled. This program does not commit the Corporation to make any share repurchases. Purchases will be made on The Nasdaq Stock Market at prevailing open market prices and paid out of general corporate funds. All repurchased shares will be cancelled. A copy of the Notice of Intention to Make an Issuer Bid is available from the Corporate Secretary. (See
Note 10 of the Notes to the Consolidated Financial Statements.)

The Corporation's policy with respect to foreign currency exposure is to manage its financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. To achieve this objective, the Corporation enters into foreign exchange forward contracts to hedge portions of the net investment in its various subsidiaries. The Corporation enters into these foreign exchange forward contracts with major Canadian chartered banks, and therefore does not anticipate non-performance by these counterparties. The amount of the exposure on account of any non-performance is restricted to the unrealized gains in such contracts. As of February 29, 2000, the Corporation had foreign exchange forward contracts, with maturity dates ranging from March 30, 2000 to May 25, 2000, to exchange various foreign currencies in the amount of $6.2 million.

The Corporation has never declared or paid any cash dividends on its common shares. The Corporation's current policy is to retain its earnings to finance expansion and to develop, license, and acquire new software products, and to otherwise reinvest in the Corporation.

The Corporation anticipates that through fiscal 2001 its operations will be financed by current cash balances and funds from operations. If the Corporation were to require funds in excess of its current cash position to finance its longer-term operations, the Corporation would expect to obtain such funds from, one or a combination of, the expansion of its existing credit facilities, or from public or private sales of equity or debt securities.

Inflation has not had a significant impact on the Corporation's results of operations.

Year 2000 Project

Beginning in fiscal 1998 the Corporation commenced an intensive effort to identify and categorize potential problem areas and develop action plans with respect to the Year 2000. This process involved an examination of its products, and its internal systems, hardware and software, as well as contacting its suppliers to obtain assurances regarding their Year 2000 readiness. The total project costs for both the Corporation's software products and its internal systems and processes were $2.4 million, of which approximately $0.1 million were capitalized. Of the total project costs, $0.7 million, were incurred during fiscal 2000, and $1.7 million during fiscal 1999.


European Economic and Monetary Union

The introduction of the euro currency on January 1, 1999 has associated with it many potential implications for businesses operating in Europe including, but not limited to, products, information technology, pricing, currency exchange rate risk and derivatives exposure, continuity of material contracts, and potential tax consequences.

The Corporation is preparing for this new euro currency, which is scheduled to be introduced in stages over the course of a 3 1/2 year transition period. The Corporation believes the introduction of the euro will have limited longer-term implications on the Corporation's business. The Corporation is preparing for the introduction of the euro in the area of its internal processes and systems through identifying, modifying, and testing these processes and systems to handle transactions involving the euro in accordance with the regulations. The Corporation's financial application systems represent the most significant internal systems that will be affected by the introduction of the euro. The Corporation upgraded these systems to a version that enables it, together with certain process changes and modifications provided by the application vendor to its supported customers, to handle the initial requirements for transactions involving the euro. The Corporation continues to identify and, where necessary, modify its systems and processes in order to handle the various stages of the euro implementation. The Corporation is continuing to monitor its pricing in Europe, giving consideration to the introduction of the euro.

The Corporation believes that the costs relating to the conversion of its internal systems and processes will not have a material adverse effect on its business, results of operations, or financial condition.


Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Further discussion of our investment and foreign exchange policies can be found in Notes 1 and 8 of the Notes to the Consolidated Financial Statements.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. The investment of cash is regulated by our investment policy of which the primary objective is security of principal. Among other selection criteria, the investment policy states that the term to maturity of investments cannot exceed one year in length. We do not use derivative financial instruments in our investment portfolio.

Interest income on our cash, cash equivalents, and short-term investments is subject to interest rate fluctuations, but we believe that the impact of these fluctuations does not have a material effect on our financial position due to the short-term nature of these financial instruments. The amount of our long-term debt is immaterial. Our interest income and interest expense are most sensitive to the general level of interest rates in Canada and the United States. Sensitivity analysis is used to measure our interest rate risk. For the fiscal year ending February 29, 2000, a 100 basis-point adverse change in interest rates would not have had a material effect on our consolidated financial position, earnings, or cash flows.


Foreign Currency Risk

We operate internationally; accordingly, a substantial portion of our financial instruments are held in currencies other than the United States dollar. Our policy with respect to foreign currency exposure is to manage financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. To achieve this objective, we enter into foreign exchange forward contracts to hedge portions of the net investment in various subsidiaries. The forward contracts are typically between the United States dollar and the British pound, the German mark, and the Australian dollar. Sensitivity analysis is used to measure our foreign currency exchange rate risk. As of February 29, 2000, a 10% adverse change in foreign exchange rates versus the U.S. dollar would not have had a material effect on our reported cash, cash equivalents, and short-term investments.


Certain Factors That May Affect Future Results

We make certain statements in this report that constitute forward-looking statements. These statements include, but are not limited to, statements relating to our expectations concerning future revenues and earnings, including future rates of growth, from the licensing of our business intelligence and application development products and related product support and services, and relating to the sufficiency of capital to meet our working capital and capital expenditure requirements. Forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. There can be no guarantee that future results will turn out as expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. Additional risks and uncertainties that we are unaware of or currently deem immaterial may also adversely affect our business operations.


Our growth may not continue at historical growth rates.

Although we have experienced significant license revenue growth with respect to our business intelligence products over the past few fiscal years, we cannot assure you that we will continue to grow. If we do grow, we cannot assure you that we will be able to maintain the historical rate or extent of such growth in the future. Despite product license revenue growth from our application development tools during fiscal 1999, we have been experiencing a decline in product license revenue from our application development tools over the past several years. In the long term, we expect declining revenues in these more established proprietary markets for our application development tools.


Our quarterly and annual operating results are subject to fluctuations, which may cause our stock price to fluctuate or decline.

Historically, our quarterly operating results have varied from quarter to quarter, and we anticipate this pattern to continue. We typically realize a larger percentage of our annual revenue and earnings in the fourth quarter of each fiscal year, and lower revenue and earnings in the first quarter of the next fiscal year. Our quarterly operating results may be adversely affected by a wide variety of factors, including:

     . our ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of our products;
     . changes in product mix and our ability to anticipate changes in shipment patterns;
     . our ability to identify and develop new technologies and to commercialize those technologies into new products;
     . our ability to accurately select appropriate business models and strategies;
     . our ability to make appropriate decisions which will position us to achieve further growth;
     . our ability to identify, hire, train, motivate, and retain highly qualified personnel, and to achieve targeted productivity levels;
     . our ability to identify, develop, deliver, and introduce in a timely manner new and enhanced versions of our products which anticipate market demand and address customer needs;
     . market acceptance of business intelligence software generally and of new and enhanced versions of our products in particular;
     .    timing of new product announcements;
     .    our ability to establish and maintain a competitive advantage;
     . changes in our pricing policies or those of our competitors and other competitive pressures on selling prices;
     . size, timing, and execution of customer orders and shipments, including delays, deferrals, or cancellations of customer orders;
     . number and significance of product enhancements and new product and technology announcements by our competitors;
     . our reliance on third party distribution channels as part of our sales and marketing strategy;
     . the timing and provision of pricing protections and exchanges from certain distributors;
     . changes in foreign currency exchange rates and issues relating to the conversion to the euro; and
     .    our ability to enforce our intellectual property rights.

As a result of the foregoing and other factors, we may experience material fluctuations in future quarterly and annual operating results. These fluctuations could materially and adversely affect our stock price, as well as, our business, results of operations, and financial condition.


The software markets that we target are subject to rapid technological change and new product introductions and enhancements.

The markets for our products are characterized by:

     .    rapid and significant technological change;
     .    frequent new product introductions and enhancements;

     .    changing customer demands; and
     .    evolving industry standards.

We believe that our future success depends principally on our ability to continue to support a number of popular operating systems and databases; our ability to maintain and improve our product line; and our ability to rapidly develop new products that achieve market acceptance, maintain technological competitiveness, and meet an expanding range of customer requirements. If we are unable to achieve these factors, we may lose our competitive position. Successful product development and introduction depend upon a number of factors, including new product selection, timely and efficient completion of product design, product performance at customer locations, and whether our competitors develop similar products. In addition, the introduction of products embodying new technologies can quickly make existing products obsolete and unmarketable. We cannot assure you that our products will remain competitive, respond to market demands and developments and new industry standards, and not become obsolete. In particular, we cannot assure you that we have developed the appropriate products to respond effectively to the growing market interest in Web-based software, or if so, whether we can continue to bring those products to market in a timely and cost-effective basis and distribute those products in the face of competition from similar products developed by existing or new competitors. We cannot assure you that market interest in Web-based software will continue at the same rate, or that alternative methods of deploying software will not become more popular. If we are unable to identify a shift in the market demand quickly enough, we may not be able to develop products to meet those new demands, or bring them to market in a timely way.


We rely on partners and other distribution channels to market and distribute our products and any failure of these parties to do so, could have a material adverse effect on our business.

Our sales and marketing strategy includes multi-tiered channels ranging from a direct sales force to various forms of third-party distributors, resellers, and original equipment manufacturers. We have developed a number of these relationships and intend to continue to develop new channel partner relationships. Our inability to attract important and effective channel partners, or these partners' inability to penetrate their respective market segments, or the loss of any of our channel partners as a result of competitive products offered by other companies or products developed internally by these channel partners or otherwise, could materially adversely affect our business, results of operations, and financial condition.


Unauthorized used of our intellectual property could damage our business.

Our success depends in part on our ability to protect our proprietary rights in our intellectual property. We rely on certain intellectual property protections, including contractual provisions, patents, copyright, trademark and trade secret laws, to preserve our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of software is difficult and some foreign laws do not protect proprietary rights to the same extent as Canada or the United States.

To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses and materially disrupt the conduct of our business. Third parties could assert that our technology infringes their proprietary rights, which could adversely affect our ability to distribute our products and result in substantial litigation expenses and monetary liability. Any invalidation of our intellectual property rights or lengthy and expensive defense of those rights could have a material adverse affect on our business, results of operations, and financial condition.


The loss of our rights to use software licensed to us by third parties could harm our business.

In order to provide a complete solution, we license certain technologies used in our products from third parties, generally on a non-exclusive basis. The termination of such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could delay our ability to ship certain of our products while we seek to implement alternative technology offered by other sources. In addition, alternative technology may not be available on commercially reasonable terms. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. We cannot assure you that we will be able to obtain licensing rights to the needed technology on commercially reasonable terms, if at all.


We face intense competition and could be affected by the actions of our competitors.

We face substantial competition throughout the world, primarily from software companies located in the United States, Europe, and Canada. Some of our competitors have been in business longer than us and have substantially greater financial and other resources with which to pursue research and development, manufacturing, marketing, and distribution of their products. We expect our current competitors and potentially new competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. New product introductions by our competitors could cause a decline in sales, a reduction in the sales price, or a loss of market acceptance of our existing products. To the extent that we are unable to effectively compete against our current and future competitors, our ability to sell products could be harmed and our market share reduced. Any erosion of our competitiveness could have a material adverse effect on our business, results of operations, and financial condition.


We have multinational operations that are subject to risks inherent in international operations.

We derive a significant portion of our total revenues from international sales. International sales are subject to significant risks, including:

     . unexpected changes in legal and regulatory requirements and policy changes affecting our markets;
     .    changes in tariffs and other trade barriers;
     .    fluctuations in currency exchange rates;
     .    political and economic instability;
     . longer payment cycles and other difficulties in accounts receivable collection;
     .    difficulties in managing distributors and representatives;
     .    difficulties in staffing and managing foreign operations;
     .    difficulties in protecting our intellectual property; and
     .    potentially adverse tax consequences.

Each of these factors could adversely affect our business, results of operations, and financial condition.

Our executive management and other key personnel are essential to our business; we may not be able to recruit and retain the personnel we need to succeed.

Our performance is substantially dependent on the performance of our key technical and management personnel. The loss of the services of any of these persons could have a material adverse effect on our business, results of operations, and financial condition. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, and retain highly qualified management, technical, sales, and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be able to attract, assimilate, or retain highly qualified technical and managerial personnel in the future. Our inability to attract and retain the necessary management, technical, sales, and marketing personnel could have a material adverse effect on our business, results of operations, and financial condition.


Pursuing and completing recent and potential acquisitions could divert management attention and financial resources and may not produce the desired business results.

We completed the acquisitions of Information Tools AG, and the outstanding minority interest in Cognos Far East Pte Limited during fiscal 2000. In fiscal 1999, we acquired Relational Matters and LEX2000 Inc., and in fiscal 1998, Right Information Systems Limited and Interweave Software, Inc. We may in turn engage in additional selective acquisitions of other products or businesses that we believe are complementary to ours. We cannot assure you that we will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired product or business into our operations. Further, acquisitions may involve a number of special risks, including:

     .    diversion of management's attention;
     .    disruption to our ongoing business;
     .    failure to retain key acquired personnel;
     . difficulties in assimilating acquired operations, technologies, products, and personnel;
     .    unanticipated expenses, events, or circumstances;
     .    assumption of legal and other undisclosed liabilities; and
     . the ability to appropriately value the acquired in-process research and development.

If we do not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on our business, results of operations, and financial condition. Problems with an acquired business could have a material adverse effect on our performance as a whole. In addition, if we proceed with an acquisition, our available cash may be used to complete the transaction, or shares may be issued which could cause a dilution to existing shareholders.


Our stock price will fluctuate.

The market price of our common shares may be volatile and could be subject to wide fluctuations due to a number of factors, including:

     .    actual or anticipated fluctuations in our results of operations;
     . announcements of technological innovations or new products by us or our competitors;
     . changes in estimates of our future results of operations by securities analysts;

     . general industry changes in the business intelligence tools or client/server development tools markets; or
     .    other events or factors.

In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Similar litigation may occur in the future with respect to us, which could result in substantial costs, divert management's attention and other company resources, and have a material adverse effect upon our business, results of operations, and financial condition.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 1999 and fiscal 2000.

On April 6, 2000, subsequent to year-end, the Board of Directors of the Corporation authorized a two-for-one stock split, effected in the form of a stock dividend, payable on or about April 27, 2000 to shareholders of record at the close of business on April 20, 2000. All historic consolidated results have been restated for the split.

                                                     Fiscal 1999                                Fiscal 2000
                                       ----------------------------------------  ---------------------------------------
                                         First    Second     Third     Fourth      First     Second    Third     Fourth
                                        Quarter   Quarter   Quarter   Quarter     Quarter   Quarter   Quarter    Quarter
                                       ----------------------------------------  ---------------------------------------
                                                        ($000s, except per share amounts, Canadian GAAP)
Revenue                                 $67,309   $70,583   $76,308   $86,925     $81,645   $88,128   $97,753   $118,114
                                       --------------------------------------    ---------------------------------------
Operating expenses
  Cost of product license                   942     1,137     1,354     2,305       1,054     1,001     1,456      1,724
  Cost of product support                 2,408     2,793     2,968     2,997       3,095     3,336     3,608      3,719
  Selling, general, and
  administrative                         43,140    42,140    44,789    48,226      53,478    56,263    63,183     71,903
  Research and development                9,946    10,235    10,863    11,230      12,197    12,845    13,574     14,932
  Investment tax credits                 (2,465)   (5,085)   (3,647)   (3,683)     (1,167)   (1,163)   (2,177)    (1,700)
                                       --------------------------------------    ---------------------------------------
Total operating expenses                 53,971    51,220    56,327    61,075      68,657    72,282    79,644     90,578
                                       --------------------------------------    ---------------------------------------
Operating income                        $13,338   $19,363   $19,981   $25,850     $12,988   $15,846   $18,109   $ 27,536
                                       ======================================    =======================================
Net income                              $10,375   $13,223   $14,955   $19,569     $ 9,796   $11,768   $12,782   $ 20,196
                                       ======================================    =======================================
Net income per share
  Basic                                 $  0.12   $  0.15   $  0.17   $  0.23     $  0.11   $  0.14   $  0.15   $   0.23
                                       ======================================    =======================================
  Fully diluted                         $  0.11   $  0.15   $  0.17   $  0.22     $  0.11   $  0.14   $  0.15   $   0.23
                                       ======================================     ======================================


The Corporation's sales cycle typically ranges from a few days up to twelve months, depending on factors such as the size of the transaction, the product involved, the length of the customer relationship, the timing of new product introductions by the Corporation and others, the level of sales management activity, and general economic conditions. Delays in closing product licensing transactions at or near the end of any quarter may have a materially adverse effect on the financial results for that quarter. While the Corporation takes steps to minimize the impact of such delays, there can be no assurance that such delays will not occur. See Certain Factors That May Affect Future Results.

COGNOS INCORPORATED

REPORT OF MANAGEMENT

The Corporation's management is responsible for preparing the accompanying consolidated financial statements in conformity with accounting principles generally accepted in Canada. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

The Corporation maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Corporation's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

Ernst & Young LLP, the independent auditors appointed by the shareholders, have been engaged to conduct an examination of the consolidated financial statements in accordance with generally accepted auditing standards, and have expressed their opinion on these statements. During the course of their audit, Ernst & Young LLP reviewed the Corporation's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee; all members are outside Directors. The Committee meets four times annually to review audited and unaudited financial information prior to its public release. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Corporation's operations, is consistent and reliable, and is relevant for the informed evaluation of the Corporation's activities.


/s/ James M. Tory      /s/ Ron Zambonini          /s/ Donnie M. Moore

James M. Tory          Ron Zambonini              Donnie M. Moore
Chairman               President and              Senior Vice President,
                       Chief Executive Officer    Finance & Administration, and
                                                  Chief Financial Officer

March 30, 2000
[except Note 14, as to which
the date is April 6, 2000]

COGNOS INCORPORATED


AUDITORS' REPORT

To the Board of Directors and Shareholders of Cognos Incorporated:

We have audited the consolidated balance sheets of Cognos Incorporated as at February 29, 2000 and February 28, 1999 and the consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended February 29, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at February 29, 2000 and February 28, 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended February 29, 2000, in accordance with accounting principles generally accepted in Canada.

On March 30, 2000, we reported separately to the Board of Directors and Shareholders of Cognos Incorporated on financial statements for the same periods, prepared in accordance with accounting principles generally accepted in the United States of America.


                                                    /s/ Ernst & Young LLP

Ottawa, Canada                                      Ernst & Young LLP
March 30, 2000                                      Chartered Accountants
[except Note 14, as to which
the date is April 6, 2000]

                       CONSOLIDATED STATEMENTS OF INCOME

                   (US$000s except share amounts, CDN GAAP)

                                                                          Years Ended the Last Day of February
                                                       Note               2000            1999            1998
--------------------------------------------------------------------------------------------------------------
Revenue
   Product license                                                    $203,299        $158,393        $126,820
   Product support                                                     118,061          93,311          72,832
   Services                                                             64,280          49,421          45,182
--------------------------------------------------------------------------------------------------------------
Total revenue                                                          385,640         301,125         244,834
--------------------------------------------------------------------------------------------------------------
Operating expenses
   Cost of product license                                               5,235           5,738           3,828
   Cost of product support                                              13,758          11,166           9,694
   Selling, general, and administrative                                244,827         178,295         143,493
   Research and development                                             53,548          42,274          33,530
   Investment tax credits                                               (6,207)        (14,880)         (9,432)
--------------------------------------------------------------------------------------------------------------
Total operating expenses                                               311,161         222,593         181,113
--------------------------------------------------------------------------------------------------------------
Operating income                                                        74,479          78,532          63,721
Interest expense                                          6               (718)           (527)           (481)
Interest income                                                          7,454           6,430           5,340
--------------------------------------------------------------------------------------------------------------
Income before taxes                                                     81,215          84,435          68,580
Income tax provision                                      9             26,673          26,313          19,638
--------------------------------------------------------------------------------------------------------------
Net income                                                            $ 54,542        $ 58,122        $ 48,942
==============================================================================================================

Net income per share                                 10, 14
  Basic                                                               $   0.63        $   0.66        $   0.55
==============================================================================================================
  Fully diluted                                                       $   0.62        $   0.65        $   0.54
==============================================================================================================

Weighted average number of shares (000s)             10, 14
  Basic                                                                 85,972          87,416          88,414
==============================================================================================================
  Fully diluted                                                         92,082          93,404          96,082
==============================================================================================================

                           (See accompanying notes)

                          CONSOLIDATED BALANCE SHEETS

                              (US$000s, CDN GAAP)

                                                                             February 29,       February 28,
                                                                   Note              2000               1999
----------------------------------------------------------------    ----------------------------------------
Assets
Current assets
 Cash and cash equivalents                                            8          $132,435           $ 93,617
 Short-term investments                                               8            64,284             56,074
 Accounts receivable                                                  2           107,823             76,876
 Inventories                                                                          806                807
 Prepaid expenses                                                                   7,840              6,388
------------------------------------------------------------------------------------------------------------
                                                                                  313,188            233,762
Fixed assets                                                          3            44,835             30,164
Intangible assets                                                     4            40,158             50,179
------------------------------------------------------------------------------------------------------------
                                                                                 $398,181           $314,105
============================================================================================================
Liabilities
Current liabilities
 Accounts payable                                                                $ 22,908           $ 18,960
 Accrued charges                                                                   17,540             13,148
 Salaries, commissions, and related items                                          24,024             19,656
 Income taxes payable                                                               3,548              7,290
 Current portion of long-term debt                                    6             2,176                123
 Deferred revenue                                                                  76,537             51,242
------------------------------------------------------------------------------------------------------------
                                                                                  146,733            110,419
Long-term debt                                                        6                 -              2,489
Long-term liabilities                                                 5             2,699              5,820
Deferred income taxes                                                 9            21,730             16,775
------------------------------------------------------------------------------------------------------------
                                                                                  171,162            135,503
------------------------------------------------------------------------------------------------------------
Commitments and Contingencies                                         7
Stockholders' Equity
Capital stock
 Common shares
    (2000 - 86,657,578; 1999 - 86,850,568)                       10, 14           106,936             91,985
Retained earnings                                                                 126,316             95,329
Other accumulated comprehensive items                                              (6,233)            (8,712)
------------------------------------------------------------------------------------------------------------
                                                                                  227,019            178,602
------------------------------------------------------------------------------------------------------------
                                                                                 $398,181           $314,105
============================================================================================================

                           (See accompanying notes)

On behalf of the Board:


 /s/ Douglas C. Cameron                         /s/ James M. Tory

Douglas C. Cameron, Director                  James M. Tory, Chairman

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   (US$000s except share amounts, CDN GAAP)



                                                                                                       Other
                                                         Common Stock                            Accumulated
                                                   -----------------------      Retained       Comprehensive
                                                   Shares           Amount      Earnings               Items         Total
---------------------------------------------------------           ------------------------------------------------------
                                                  (000s)
--------------------------------------------------------------------------------------------------------------------------
 Balances,
   February 28, 1997                              87,178          $ 74,739     $  46,122         $    (4,949)     $115,912

 Issuance of stock
   Stock option plans                              3,316             8,557                                           8,557
   Stock purchase plans                               74               776                                             776
   Business acquisitions                             180             1,607                                           1,607
 Repurchase of shares                             (2,540)           (2,386)      (26,725)                          (29,111)
 Income tax effect related to stock options                          2,425                                           2,425
--------------------------------------------------------------------------------------------------------------------------
                                                  88,208            85,718        19,397              (4,949)      100,166
--------------------------------------------------------------------------------------------------------------------------
 Net income                                                                       48,942                            48,942
 Other comprehensive items
   Foreign currency translation adjustments                                                           (1,803)       (1,803)
--------------------------------------------------------------------------------------------------------------------------
 Comprehensive income                                                             48,942              (1,803)       47,139
--------------------------------------------------------------------------------------------------------------------------
 Balances,
   February 28, 1998                              88,208          $ 85,718     $  68,339         $    (6,752)     $147,305

 Issuance of stock
   Stock option plans                              1,054             4,141                                           4,141
   Stock purchase plans                               92               846                                             846
   Business acquisitions                             503             3,763                                           3,763
 Repurchase of shares                             (3,006)           (3,005)      (31,132)                          (34,137)
 Income tax effect related to stock options                            522                                             522
--------------------------------------------------------------------------------------------------------------------------
                                                  86,851            91,985        37,207              (6,752)      122,440
--------------------------------------------------------------------------------------------------------------------------
 Net income                                                                       58,122                            58,122
 Other comprehensive items
   Foreign currency translation adjustments                                                           (1,960)       (1,960)
--------------------------------------------------------------------------------------------------------------------------
 Comprehensive income                                                             58,122              (1,960)       56,162
--------------------------------------------------------------------------------------------------------------------------
 Balances,
   February 28, 1999                              86,851          $ 91,985     $  95,329         $    (8,712)     $178,602

 Issuance of stock
   Stock option plans                              1,973            15,420                                          15,420
   Stock purchase plans                              120             1,095                                           1,095
 Repurchase of shares                             (2,286)           (2,458)      (23,555)                          (26,013)
 Income tax effect related to stock options                            894                                             894
--------------------------------------------------------------------------------------------------------------------------
                                                  86,658           106,936        71,774             (8,712)       169,998
--------------------------------------------------------------------------------------------------------------------------
 Net income                                                                       54,542                            54,542
 Other comprehensive items
   Foreign currency translation adjustments                                                           2,479          2,479
--------------------------------------------------------------------------------------------------------------------------
 Comprehensive income                                                             54,542              2,479         57,021
--------------------------------------------------------------------------------------------------------------------------
 Balances,
   February 29, 2000                              86,658          $106,936      $126,316         $   (6,233)      $227,019
==========================================================================================================================

                           (See accompanying notes)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              (US$000s, CDN GAAP)

                                                                 Years Ended the Last Day of February
                                                              2000              1999                1998
------------------------------------------------------------------------------------------------------------
 Cash provided by (used in) operating activities
  Net income                                               $  54,542           $  58,122           $  48,942
  Non-cash items
   Depreciation and amortization                              26,272              17,958              12,367
   Deferred income taxes                                       4,756              (3,685)               (370)
   Loss on disposal of fixed assets                              148                 185                 403
------------------------------------------------------------------------------------------------------------
                                                              85,718              72,580              61,342
 Change in non-cash working capital
  Increase in accounts receivable                            (32,818)            (12,805)            (17,135)
  Decrease (increase) in inventories                              31                (267)                 91
  Increase in prepaid expenses                                (1,328)             (2,852)               (837)
  Increase in accounts payable                                 3,930               3,526               3,571
  Increase in accrued charges                                  1,004               2,568                 300
  Increase in salaries, commissions, and related items         4,394               5,806               2,948
  Increase (decrease) in income taxes payable                 (3,993)              5,624              (2,603)
  Increase in deferred revenue                                26,280              10,438               8,208
------------------------------------------------------------------------------------------------------------
                                                              83,218              84,618              55,885
------------------------------------------------------------------------------------------------------------
 Cash provided by (used in) investing activities
  Maturity of short-term investments                         138,796              96,860             131,340
  Purchase of short-term investments                        (146,238)           (116,093)           (151,141)
  Acquisition costs                                           (2,146)             (9,174)            (16,915)
  Additions to fixed assets                                  (28,096)            (21,147)            (12,068)
  Proceeds from the sale of fixed assets                          24                  12                  45
------------------------------------------------------------------------------------------------------------
                                                             (37,660)            (49,542)            (48,739)
------------------------------------------------------------------------------------------------------------
 Cash provided by (used in) financing activities
  Issue of common shares                                      17,409               5,509              11,758
  Repurchase of shares                                       (26,013)            (34,137)            (29,111)
  Repayment of long-term debt                                   (467)               (107)                (92)
------------------------------------------------------------------------------------------------------------
                                                              (9,071)            (28,735)            (17,445)
------------------------------------------------------------------------------------------------------------
 Effect of exchange rate changes on cash                       2,331              (2,338)             (1,240)
------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents         38,818               4,003             (11,539)
 Cash and cash equivalents, beginning of period               93,617              89,614             101,153
------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period                    132,435              93,617              89,614
 Short-term investments, end of period                        64,284              56,074              36,712
------------------------------------------------------------------------------------------------------------
 Cash, cash equivalents, and short-term investments, end
  of period                                                $ 196,719           $ 149,691           $ 126,326
 ===========================================================================================================

                            (See accompanying notes)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

Nature of Business

The Corporation develops, markets, and supports computer software products for data access, exploring, reporting, and analysis, and for application development on a wide range of open and proprietary platforms. The Corporation markets and supports these products both directly and through resellers worldwide.

Basis of Presentation

These consolidated financial statements have been prepared by the Corporation in United States (U.S.) dollars and in accordance with generally accepted accounting principles (GAAP) in Canada, applied on a consistent basis.

Consolidated financial statements prepared in accordance with U.S. GAAP, in U.S. dollars, are made available to all shareholders, and filed with various regulatory authorities.

Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and its subsidiaries. All but one of the subsidiaries are wholly owned. Intercompany transactions and balances have been eliminated.

Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of Management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive Income includes net income and "other comprehensive income." Other comprehensive income refers to changes in the balances of revenues, expenses, gains, and losses that are recorded directly as a separate component of Stockholders' Equity and excluded from net income. The only comprehensive item for the Corporation relates to foreign currency translation adjustments pertaining to those subsidiaries not using the U.S. dollar as their functional currency.

Foreign Currency Translation

The financial statements of the parent company and its non-U.S. subsidiaries have been translated into U.S. dollars in accordance with The Canadian Institute of Chartered Accountants (CICA) Handbook, Section 1650, Foreign Currency Translation. All balance sheet amounts have been translated using the exchange rates in effect at the applicable year end. Income statement amounts have been translated using the weighted average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year to year have been reported as a separate component of Stockholders' Equity. Currency transaction gains and losses are immaterial for all periods presented.

Revenue

The Corporation recognizes revenue in accordance with Statement of Position
(SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

Substantially all of the Corporation's product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is recognized net of an allowance for estimated returns provided all the requirements of SOP 97-2 have been met.

Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

Revenue from education, consulting, and other services is recognized at the time such services are rendered.

For contracts with multiple obligations (e.g. deliverable and undeliverable products, support obligations, education, consulting and other services), the Corporation allocates revenue to each element of the contract based on objective evidence, specific to the Corporation, of the fair value of the element.

Cash, Cash Equivalents, and Short-Term Investments

Cash includes cash equivalents, which are investments that are generally held to maturity and have terms to maturity of three months or less at the time of acquisition. Cash equivalents typically consist of commercial paper, term deposits, banker's acceptances and bearer deposit notes issued by major North American banks, and corporate debt. Cash and cash equivalents are carried at cost, which approximates their fair value.

Short-term investments are investments that are generally held to maturity and have terms greater than three months at the time of acquisition. Short-term investments typically consist of commercial paper, Government of Canada Treasury Bills, and banker's acceptances. Short-term investments are carried at cost, which approximates their fair value.

Inventories

Inventories are comprised principally of finished goods and are stated at the lower of cost, on an average cost basis, and net realizable value.

Fixed Assets

Fixed assets are recorded at cost. Computer equipment and software, and the building, are depreciated using the straight line method. Office furniture is depreciated using the diminishing balance method.

Leasehold improvements are amortized using the straight line method over either the life of the improvement or the term of the lease, whichever is shorter.

Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Corporation are accounted for as capital leases, as though the asset had been purchased and a liability incurred. All other leases are accounted for as operating leases.

Intangible Assets

This category includes acquired technology and goodwill associated with various acquisitions, and deferred software development costs.

Acquired technology represents the discounted fair value of the estimated net future income-producing capabilities of software products acquired on acquisitions. Acquired technology is amortized over five years on a straight line basis. The Corporation evaluates the expected future net cash flows of the acquired technology at each reporting date, and adjusts to net realizable value if necessary.

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is amortized over five years on a straight line basis. The Corporation evaluates the expected future net cash flows of the acquired businesses at each reporting date, and adjusts goodwill for any impairment.

Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Research costs are expensed as incurred. For costs that are capitalized, the amortization is the greater of the amount calculated using either (i) the ratio that the appropriate product's current gross revenues bear to the total of current and anticipated future gross revenues for that product, or (ii) the straight line method over the remaining economic life of the product. Such amortization is recorded over a period not exceeding three years. The Corporation reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date.

Income Taxes

The Corporation adopted CICA Handbook, Section 3465, Income Taxes in fiscal 1998. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the tax rates and laws that are expected to be in effect when the differences reverse.

Cash Flows

In June 1998, the CICA released Section 1540, Cash Flow Statements, which was adopted by the Corporation in fiscal 1999. Under this method, non-cash investing and financing transactions are excluded. The comparative consolidated statements of cash flows have been restated.

2.   Accounts Receivable

Accounts receivable include an allowance for doubtful accounts of $4,734,000 and $4,430,000 as of February 29, 2000 and February 28, 1999, respectively.

3.   Fixed Assets

                                        2000                                 1999
                          ----------------------------------    ----------------------------------
                                                 Accumulated                           Accumulated
                                                Depreciation                          Depreciation          Depreciation/
                                                         and                                   and           Amortization
                                   Cost         Amortization              Cost        Amortization                   Rate
                          -------------     ----------------    --------------     ---------------     ------------------
                                        ($000s)                               ($000s)
Computer equipment and
 software                      $ 63,334              $43,370          $ 46,795             $32,665                    33%
Office furniture                 21,602               11,317            15,877               9,230                    20%
Leasehold improvements            8,160                3,726             5,404               2,754            Lease Term
Land                                820                    -               788                   -                     -
Building                          7,198                1,243             6,916                 967                   2.5%
Construction in progress*         3,377                    -                 -                   -                     -
                          -------------      ---------------    --------------     ---------------
                                104,491              $59,656            75,780             $45,616
                                            ================                       ===============
                                (59,656)                               (45,616)
                          -------------                         --------------
Net book value                 $ 44,835                               $ 30,164
                          =============                         ==============

* See Note 7

Depreciation and amortization of fixed assets was $13,898,000, $10,760,000, and $8,766,000 in each of fiscal 2000, 1999, and 1998, respectively.

4.   Intangible assets

Intangible assets as at February 29, 2000, and February 28, 1999, include acquired technology and goodwill, and are disclosed net of amortization.

The Corporation recorded $2,352,000 of goodwill in fiscal 2000 and $26,338,000 of acquired technology and goodwill in fiscal 1999. Amortization of intangible assets was $12,374,000, $7,143,000, and $3,171,000 in each of fiscal 2000, 1999, and 1998, respectively (see Note 5).

The Corporation did not capitalize any costs of internally-developed computer software to be sold, licensed, or otherwise marketed in each of fiscal 2000, 1999, and 1998, and recorded $0, $55,000, and $430,000 of corresponding amortization, respectively.

5.   Acquisitions

Fiscal 2000 Acquisitions

On May 28, 1999, the Corporation completed the acquisition of Information Tools AG, the Corporation's distributor in Switzerland. The shareholders of Information Tools AG are to receive total consideration of approximately $657,000 of which $458,000 was received in cash during fiscal 2000. The remainder of the consideration ($199,000) is payable equally on the first and second anniversaries of the closing of the transaction. An amount not to exceed $500,000 could also be paid in contingent consideration. Of that amount, approximately $120,000 will be paid in fiscal 2001 relating to fiscal 2000 results and has been recorded as additional purchase price.

On July 15, 1999, the Corporation completed the purchase of the entire outstanding minority interest in the Corporation's subsidiary in Singapore, Cognos Far East Pte Limited. The former minority shareholders of Cognos Far East Pte Limited received approximately $1,688,000 in cash upon completion of the purchase. No further consideration is due to the former minority shareholders of the subsidiary.

Both acquisitions have been accounted for using the purchase method. The results of operations of both acquired companies prior to the acquisition were not material, and thus pro forma information has not been provided. The results of both acquired companies have been combined with those of the Corporation since their respective dates of acquisition.

Total consideration, including acquisition costs, was allocated based on estimated fair values on the acquisition date: ($000s)

                                                                    Cognos Far
                                              Information            East Pte
                                               Tools AG               Limited                Total
                                          -----------------      -----------------     -----------------
Assets acquired                                 $       683            $         -           $       683
Liabilities assumed                                    (570)                     -                  (570)
                                          -----------------      -----------------     -----------------
Net assets acquired                                     113                      -                   113
Goodwill                                                664                  1,688                 2,352
                                          -----------------      -----------------     -----------------
Purchase price                                  $       777            $     1,688           $     2,465
                                          =================      =================     =================
Consideration
 Cash                                                   458                  1,688                 2,146
 Deferred payment                                       319                      -                   319
                                          -----------------      -----------------     -----------------
                                                $       777            $     1,688           $     2,465
                                          =================      =================     =================

Fiscal 1999 Acquisitions

On December 3, 1998, the Corporation completed the acquisition of substantially all the assets of Relational Matters including DecisionStream software. DecisionStream aggregates and integrates large volumes of transaction data with multidimensional data structures. Relational Matters will receive approximately $7,555,000 over three years and 250,980 shares of the Corporation's common stock valued at $1,823,000 over the same time period. The shares, all of which were issued, are being held in escrow by the Corporation and will be released on the second (40%) and third (60%) anniversaries of the closing of the transaction. For valuation purposes, the deferred payments and shares were appropriately discounted.

On February 24, 1999, the Corporation completed the acquisition of LEX2000 Inc., a developer of financial data mart and reporting software, for a combination of cash and the Corporation's common stock. The shareholders of LEX2000 Inc. will receive approximately $7,444,000 over three years and 252,118 shares of the Corporation's common stock valued at $1,940,000 over the same time period. Approximately 14,200 shares were issued at closing; the remainder, all of which were issued, are being held in escrow by the Corporation and will be released equally on the second (50%) and third (50%) anniversaries of the closing of the transaction. For valuation purposes, the deferred payments and remaining shares were appropriately discounted.

The scheduled aggregate annual payments for the long-term liabilities related to these two acquisitions are $3,501,000 and $2,599,000, in fiscal 2001 and 2002, respectively. Amounts due within twelve months are included in accrued charges.

Both acquisitions have been accounted for using the purchase method. The results of operations of both acquired companies prior to the acquisitions were not material, and thus pro forma information has not been provided. The results of both acquired companies have been combined with those of the Corporation since their respective dates of acquisition.

Total consideration, including acquisition costs, was allocated based on estimated fair values on the acquisition date: ($000s)

                                              Relational
                                               Matters                LEX2000                Total
                                         -----------------     ------------------     -----------------
Assets acquired
 Acquired technology                           $     6,000           $     15,499           $    21,499
 Other assets                                           25                  1,501                 1,526
                                          ----------------      -----------------      ----------------
                                                     6,025                 17,000                23,025
Liabilities assumed                                    (37)                (2,869)               (2,906)
Deferred tax credits                                    --                 (6,201)               (6,201)
                                         -----------------     ------------------     -----------------
Net assets acquired                                  5,988                  7,930                13,918
Goodwill                                             3,385                  1,454                 4,839
                                          ----------------      -----------------      ----------------
Purchase price                                 $     9,373           $      9,384           $    18,757
                                         =================     ==================     =================
Consideration
 Cash                                          $     4,419           $      4,755           $     9,174
 Deferred payment                                    3,131                  2,689                 5,820
 Shares                                              1,823                  1,940                 3,763
                                          ----------------      -----------------      ----------------
                                               $     9,373           $      9,384           $    18,757
                                         =================     ==================     =================

Fiscal 1998 Acquisitions

On April 9, 1997, the Corporation completed the acquisition of Right Information Systems Limited (RIS) of London, England. RIS was the provider of 4Thought, business modeling and forecasting software. The shareholders of RIS received $4,500,000 and 180,000 shares of the Corporation's common stock, valued at $1,607,000. These shares, all of which were issued, are being held in escrow by the Corporation until April 9, 2000.

On October 24, 1997, the Corporation completed the acquisition of Interweave Software, Inc. (Interweave) of Santa Clara, California, U.S.A. Interweave was the developer and marketer of the Interweave software product line, which allows information technology organizations to deploy intranet- and extranet-based business intelligence applications more broadly within and across enterprises. The acquisition agreement called for the Corporation to pay $12,415,000 to the shareholders of Interweave, the majority of which was paid upon completion of the acquisition

Both acquisitions have been accounted for using the purchase method. The results of operations of both acquired companies prior to the acquisitions were not material, and thus pro forma information has not been provided. The results of both acquired companies have been combined with those of the Corporation since their respective dates of acquisition.

Total consideration, including acquisition costs, was allocated based on estimated fair values on the acquisition date: ($000s)

                                                 RIS                Interweave                Total
                                         -----------------     ------------------     ------------------
Assets acquired
 Acquired technology                           $     7,001            $    21,667            $    28,668
 Other assets                                          239                    390                    629
                                          ----------------      -----------------      -----------------
                                                     7,240                 22,057                 29,297
Liabilities assumed                                 (1,050)                (4,544)                (5,594)
Deferred tax credits                                (2,001)                (8,667)               (10,668)
                                         -----------------     ------------------     ------------------
Net assets acquired                                  4,189                  8,846                 13,035
Goodwill                                             1,918                  3,569                  5,487
                                          ----------------      -----------------      -----------------
Purchase price                                 $     6,107            $    12,415            $    18,522
                                         =================     ==================     ==================
Consideration
 Cash                                          $     4,500            $    12,415            $    16,915
 Shares                                              1,607                      -                  1,607
                                          ----------------      -----------------      -----------------
                                               $     6,107            $    12,415            $    18,522
                                         =================     ==================     ==================

6.   Long-term Debt

                                                                         2000                 1999
                                                           ------------------     ----------------
                                                                           ($000s)
 Mortgage at 12.5% per annum, repayable in blended monthly
 installments of principal and interest of Cdn $45,200 to
 October 2000                                                  $        2,142         $      2,160

 Other                                                                     34                  452
                                                           ------------------     ----------------
                                                                        2,176                2,612
 Less current portion                                                  (2,176)                (123)
                                                           ------------------     ----------------
                                                               $            -         $      2,489
                                                           ==================     ================

Interest expense on long-term debt was $264,000, $271,000, and $301,000 in fiscal 2000, 1999, and 1998, respectively.

7.   Commitments

Certain of the Corporation's offices, computer equipment, and vehicles are leased under various terms. The annual aggregate lease expense in each of fiscal 2000, 1999, and 1998 was $12,205,000, $9,219,000, and $8,599,000, respectively.

The aggregate amount of payments for these operating leases, in each of the next five fiscal years and thereafter, is approximately as follows: ($000s)

2001                              $12,939
2002                               10,261
2003                                7,501
2004                                4,915
2005                                4,200
Thereafter                          8,770

In August 1999, the Corporation announced plans for the construction of a second building on the site of its corporate headquarters on Riverside Drive in Ottawa -- Riverside II. The total cost of Riverside II and related improvements is estimated to be $21 million. The Corporation is currently committed to approximately $15 million of the total cost and as at February 29, 2000, had incurred capital expenditures of approximately $3.4 million. Construction is expected to be substantially complete before the end of fiscal 2001.

8.   Financial Instruments

Off-Balance-Sheet Risk

The Corporation's policy with respect to foreign currency exposure is to manage its financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. To achieve this objective, the Corporation enters into foreign exchange forward contracts to hedge portions of the net investment in its various subsidiaries. As a result, the exchange gains and losses recorded on translation of the subsidiaries' financial statements are partially offset by the gains and losses attributable to the applicable foreign exchange forward contracts. Realized and unrealized gains and losses from the applicable foreign exchange forward contracts are recorded as part of the foreign currency translation adjustments included in the Consolidated Statements of Stockholders' Equity. The Corporation has foreign exchange conversion facilities that allow it to hold foreign exchange contracts of Cdn $130,000,000 (US $89,730,000) outstanding at any one time. The Corporation enters into foreign exchange forward contracts with major Canadian chartered banks, and therefore does not anticipate non-performance by these counterparties. The amount of the exposure on account of any non-performance is restricted to the unrealized gains in such contracts. As of February 29, 2000, the Corporation had foreign exchange forward contracts, with maturity dates ranging from March 30, 2000 to May 25, 2000, to exchange various foreign currencies in the amount of $6,239,000. As of February 28, 1999, the Corporation had foreign exchange forward contracts, with maturity dates ranging from March 25, 1999 to May 27, 1999, to exchange various foreign currencies in the amount of $3,862,000.

Concentration of Credit Risk

The investment of cash is regulated by the Corporation's investment policy, which is periodically reviewed and approved by the Audit Committee of the Board of Directors. The primary objective of the Corporation's investment policy is security of principal. The Corporation manages its investment credit risk through a combination of (i) a selection of securities with an acceptable credit rating; (ii) selection of term to maturity, which in no event exceeds one year in length; and (iii) diversification of debt issuers, both individually and by industry grouping.

Included in cash, cash equivalents, and short-term investments as of February 29, 2000 and February 28, 1999 were corporate debt amounts of $73,805,000 and $46,941,000, respectively. The corporate debt amounts as of February 29, 2000 and February 28, 1999 were with two distinct issuers. These amounts were repaid, in full, at maturity in March of their respective years. All the Corporation's short-term investments as of February 29, 2000 and February 28, 1999 had maturity dates before the end of June of their respective years. The Corporation's cash, cash equivalents, and short-term investments are denominated predominantly in Canadian and U.S. dollars.

The Corporation has an unsecured credit facility, subject to annual renewal, that includes an operating line and foreign exchange conversion facilities. The operating line permits the Corporation to borrow funds or issue letters of credit or guarantee up to an aggregate of Cdn $15,000,000 (US $10,353,000), subject to certain covenants. As of February 29, 2000 and February 28, 1999, there were no direct borrowings under this operating line.

There is no concentration of credit risk related to the Corporation's position in trade accounts receivable. Credit risk, with respect to trade receivables, is minimized because of the Corporation's large customer base and its geographical dispersion (see Note 12).

Fair Value of Financial Instruments

For certain of the Corporation's financial instruments, including accounts receivable, accounts payable, and other accrued charges, the carrying amounts approximate the fair value due to their short maturities. Cash and cash equivalents, short-term investments, long-term debt, and long-term liabilities are carried at cost, which approximates their fair value.

9.   Income Taxes

Details of the income tax provision (recovery) are as follows: ($000s)

                                                            2000                 1999               1998
                                               -----------------     ----------------     --------------
Current
 Canadian                                         $       16,880        $      15,581       $      8,755
 Foreign                                                   9,943                9,228              8,550
                                               -----------------     ----------------     --------------
                                                          26,823               24,809             17,305
                                               -----------------     ----------------     --------------
Deferred
 Canadian                                                  1,765                3,274              4,163
 Foreign                                                  (1,915)              (1,770)            (1,830)
                                               -----------------     ----------------     --------------
                                                            (150)               1,504              2,333
                                               -----------------     ----------------     --------------
Income tax provision                              $       26,673        $      26,313       $     19,638
                                               =================     ================     ==============

The reported income tax provision differs from the amount computed by applying the Canadian rate to income before income taxes. The reasons for this difference and the related tax effects are as follows: ($000s)


                                                             2000               1999               1998
                                                -----------------     --------------     --------------
Expected Canadian tax rate                                   44.0%              44.0%              44.0%
                                                =================     ==============     ==============
Expected tax provision                              $      35,735       $     37,151       $     29,279
Foreign tax rate differences                              (10,422)           (10,906)            (8,740)
Net change in valuation allowance and other
 income tax benefits earned                                (2,680)            (1,064)            (4,581)
Non-deductible expenses and non-taxable income              2,876                193                361
Withholding tax on foreign income                           1,179                987                822
Reorganization costs                                            -                  -              2,426
Other                                                         (15)               (48)                71
                                                -----------------     --------------     --------------
Reported income tax provision                       $      26,673       $     26,313       $     19,638
                                                =================     ==============     ==============

Deferred income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and tax reporting purposes. Significant components of the Corporation's deferred tax assets and liabilities as of February 29, 2000 and February 28, 1999 are as follows:
($000s)

                                                                   2000                1999
                                                      -----------------    ----------------

Deferred tax assets
 Net operating tax loss carryforwards                    $        4,460       $       5,507
 Investment tax credits                                           1,404               4,499
 Deferred revenue                                                 2,490               2,702
 Other                                                            2,186               1,912
                                                      -----------------     ---------------
Total deferred tax assets                                        10,540              14,620
Valuation allowance for deferred tax assets                      (4,460)             (5,507)
                                                      -----------------     ---------------
Net deferred tax assets                                           6,080               9,113
                                                      -----------------     ---------------
Deferred tax liabilities
 Book and tax differences on assets                              16,069              15,957
 Reserves and allowances                                          7,484               5,415
 Income tax credits                                               5,346               4,502
 Other                                                           (1,089)                 14
                                                      -----------------     ---------------
Total deferred tax liabilities                                   27,810              25,888
                                                      -----------------     ---------------
Net deferred income tax liability                        $       21,730       $      16,775
                                                      =================     ===============

The net change in the total valuation allowance for the years ended February 29, 2000 and February 28, 1999 was a decrease of $1,047,000 and $7,309,000, respectively.

Realization of the net deferred tax assets is dependent on generating sufficient taxable income in certain legal entities. Although realization is not assured, management believes it is more likely than not that the net amount of the future tax asset will be realized. However, this estimate could change in the near term as future taxable income in these certain legal entities changes.

As of February 29, 2000, the Corporation had tax loss carryforwards of approximately $10,027,000 available to reduce future years' income for tax purposes. These losses expire as follows: ($000s)

2002                                     $   294
2003-2010                                    425
Indefinitely                               9,308
                                   -------------
Total                                    $10,027
                                   =============

Income before taxes attributable to all foreign operations was $37,215,000, $39,219,000, and $35,102,000 in each of fiscal 2000, 1999, and 1998, respectively.

The Corporation has provided for foreign withholding taxes on the portion of the undistributed earnings of foreign subsidiaries expected to be remitted.

Income taxes paid were $18,658,000, $8,201,000, and $11,273,000 in each of fiscal 2000, 1999, and 1998, respectively.

10.  Stockholders' Equity

Capital Stock

The authorized capital of the Corporation consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series. No series of preferred shares has been created or issued.

Share Repurchase Programs

The share repurchases made in the past three fiscal years were part of distinct open market share repurchase programs through the Nasdaq National Market. The share repurchases made in fiscal 2000 were part of two open market share repurchase programs. The program adopted in October 1998 expired on October 8, 1999. Under this program the Corporation repurchased 3,161,800 of its shares; all repurchased shares were cancelled. In October 1999, the Corporation adopted a new program that will enable it to purchase up to 4,200,000 common shares (not more than 5% of those issued and outstanding) between October 9, 1999 and October 8, 2000. This program does not commit the Corporation to make any share repurchases. Purchases will be made on The Nasdaq Stock Market at prevailing open market prices and paid out of general corporate funds. All repurchased shares will be cancelled.

The details of the share repurchases were as follows:


                                                     2000                                 1999                             1998
                          -------------------------------     --------------------------------    -----------------------------
                              Shares             Cost             Shares              Cost            Shares           Cost
                          -------------     -------------     -------------     --------------    ------------    -------------
                              (000s)            ($000s)           (000s)            ($000s)           (000s)          ($000s)
July 1996 program                     -           $     -                 -          $       -             170          $ 1,931
October 1997 program                  -                 -             2,030             23,463           2,370           27,180
October 1998 program              2,186            24,689               976             10,674               -                -
October 1999 program                100             1,324                 -                  -               -                -
                          -------------     -------------     -------------     --------------    ------------    -------------
                                  2,286           $26,013             3,006          $  34,137           2,540          $29,111
                          =============     =============     =============     ==============    ============    =============


The amount paid to acquire the shares over and above the average carrying value has been charged to retained earnings.

Stock Option Plans

As of February 29, 2000, the Corporation had stock options outstanding under two plans: 4,421,000 pertain to the 1997-2002 Stock Option Plan and 2,849,000 pertain to the 1993-1998 Stock Option Plan.

There were 14,000,000 shares of common stock originally reserved by the Board of Directors for issuance under the Corporation's 1997-2002 Stock Option Plan ("the Plan"), which was approved by the Corporation's shareholders in June 1997 and replaced the 1993-1998 Stock Option Plan. Options may be granted to directors, officers, employees, and consultants at such times and under such terms as established by the Plan. Options may be fully exercisable on the date of grant or may be exercisable in installments. Options will expire not later than 10 years from the date of grant or any shorter period as may be determined. All options are priced at the market price of the Corporation's shares on The Toronto Stock Exchange on the trading day preceding the date of grant. In June 1999, options were awarded to employees, executive officers and directors. These options vest equally in April 2000, April 2001, April 2002, and April 2003, and expire in April 2007. There were 9,381,000 options available for grant under the Plan as of February 29, 2000.

Under the 1993-1998 Stock Option Plan, options were awarded to directors, officers, and employees. For the options outstanding as of February 29, 2000, the vesting dates extend to September 2001 and the expiry dates range from April 2000 to September 2005. In April 1996, options were awarded to certain key officers under an executive option award. These options vest equally in April 1999, April 2000, and April 2001, and expire in April 2003. All options were priced at the market price of the Corporation's shares on The Toronto Stock Exchange on the trading day preceding the date of grant. The 1993-1998 Stock Option Plan expired on January 1, 1998.

Employee Stock Purchase Plan

This plan was approved by the Corporation's shareholders in July 1993 and was amended on May 19, 1999. The amended plan was approved by the Corporation's shareholders on June 22, 1999, and will terminate on November 30, 2002. Under the plan, 3,000,000 common shares were reserved for issuance. A participant in the Employee Stock Purchase Plan authorizes the Corporation to deduct an amount per pay period that cannot exceed five (5) percent of annual target salary divided by the number of pay periods per year. Deductions are accumulated during each of the Corporation's fiscal quarters ("Purchase Period") and on the first trading day following the end of any Purchase Period these deductions are applied toward the purchase of common shares. The purchase price is ninety (90) percent of the lesser of The Toronto Stock Exchange average closing price on (a) the first five trading days of the Purchase Period or (b) the last five trading days of the Purchase Period. All full-time and part-time permanent employees may participate in the plan.

Accounting for Stock-Based Compensation

Under Canadian GAAP, the benefits of the Corporation's stock option and purchase plans are not recognized as compensation expense. If the fair values of the options granted since fiscal 1996 had been recognized as compensation expense on a straight line basis over the vesting period of the grant (consistent with the method prescribed by FASB Statement No. 123), stock-based compensation costs would have reduced net income by $9,096,000, $8,239,000, and $6,824,000;
reduced basic net income per share by $0.11, $0.09, and $0.08, and reduced fully diluted net income per share by $0.10, $0.09, and $0.07 in fiscal 2000, 1999, and 1998, respectively.

Because the Corporation has only applied these measurement principles to options granted subsequent to February 28, 1995 and the Corporation's amortization period for compensation expense approximates four years, the above pro forma disclosure for fiscal 1998 is not indicative of pro forma amounts that will be reported in future years. The pro forma disclosure for fiscal 2000 and 1999 includes the full extent of amortization expense for four years of option grants.

The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2000, 1999, and 1998, respectively: risk-free interest rates of 5.8%, 5.5%, and 6.5%, expected life of the options of 2.8 years, 2.9 years, and 3.0 years, expected volatility of 55%, 56%, and 56%, and for all years, a dividend yield of zero.

Activity in the stock option plans for fiscal 2000, 1999, and 1998 was as follows:

                                               2000                             1999                             1998
                          ----------------------------    ----------------------------    -----------------------------
                                           Weighted                         Weighted                         Weighted
                                            Average                         Average                          Average
                                           Exercise                         Exercise                         Exercise
                             Options         Price            Options        Price            Options         Price
                          ----------------------------    ----------------------------    -----------------------------
                              (000s)                          (000s)                           (000s)
Outstanding, beginning of
 year                          6,769         $    9.72         6,571         $    8.29          7,940         $    5.33
 Granted                       2,772             11.18         1,935             13.33          2,190             11.48
 Exercised                    (1,973)             7.81        (1,054)             3.94         (3,316)             2.60
 Cancelled                      (298)            11.73          (683)             9.52           (243)             9.54
                          ----------                      ----------                       ----------
Outstanding, end of year       7,270             11.17         6,769              9.72          6,571              8.29
                          ==========                      ==========                       ==========
Options exercisable at
 year end                      1,234                           1,460                            1,077
                          ==========                      ==========                       ==========
Weighted average per
 share fair value of
 options granted during
 the year calculated
 using the Black-Scholes
 option pricing model                        $    4.59                       $    5.54                        $    4.84
                                           ===========                     ===========                      ===========

The following table summarizes significant ranges of outstanding and exercisable options held by directors, officers, and employees as of February 29, 2000:

                                              Options Outstanding                                Options Exercisable
                          ---------------------------------------------------------     -----------------------------------
                                                  Weighted             Weighted                                Weighted
  Range of Exercise                               Average               Average                                 Average
        Prices                Options          Remaining Life       Exercise Price          Options         Exercise Price
----------------------    -------------     ------------------    -----------------     -------------     -----------------
                               (000s)                                                        (000s)
   $3.55   -  $5.52                  26            0.4 years           $      4.22                 25            $     4.22
   $8.76   -  $10.69              1,801            4.2                        8.95                407                  8.96
   $10.70  -  $11.04              3,612            6.5                       10.93                449                 10.94
   $11.05  -  $13.86              1,660            6.2                       13.37                353                 13.17
   $17.58  -  $23.56                158            7.8                       18.65                  -                     -
   $27.95  -  $28.06                 13            7.9                       28.03                  -                     -
                          -------------                                                 -------------
                                  7,270            5.9                 $     11.17              1,234            $    10.78
                          =============                                                 =============

Net Income per Share

Net income per share is based on the weighted average number of shares outstanding during each year.

The reconciliation of the numerator and denominator for the calculation of net income per share and fully diluted net income per share is as follows: (000s, except per-share amounts)

                                                                2000             1999             1998
                                                         ----------------    -------------    -------------
Net Income per Share
 Net income                                                  $     54,542       $   58,122       $   48,942
                                                         ================    =============    =============
 Weighted average number of shares outstanding                     85,972           87,416           88,414
                                                         ================    =============    =============
 Net income per share                                        $       0.63       $     0.66       $     0.55
                                                         ================    =============    =============

Fully Diluted Net Income per Share
 Net income                                                  $     54,542       $   58,122       $   48,942
 Imputed Interest                                                   2,941            2,571            2,719
                                                         ----------------    -------------    -------------
Adjusted Net Income                                          $     57,483       $   60,693       $   51,661
                                                         ================    =============    =============

 Weighted average number of shares outstanding                     85,972           87,416           88,414
 Dilutive effect of stock options *                                 6,110            5,988            7,668
                                                         ----------------    -------------    -------------
 Adjusted weighted average number of shares
 outstanding                                                       92,082           93,404           96,082
                                                         ================    =============    =============
 Fully diluted net income per share                          $       0.62       $     0.65       $     0.54
                                                         ================    =============    =============

* All anti-dilutive options have been excluded.

Imputed earnings on the proceeds from the exercise of options are calculated using a 5% after-tax rate of return.

11.  Pension Plans

The Corporation operates a Retirement Savings Plan for the parent company and also operates various other defined contribution pension plans for its subsidiaries. The Corporation contributes amounts related to the level of employee contributions for both types of plans.

The pension costs in fiscal 2000, 1999, and 1998 were $3,839,000, $2,744,000, and $2,327,000, respectively.

12.  Segmented Information

The Corporation operates in one business segment--computer software tools. This segment engages in business activities from which it earns license, support, and services revenue, and incurs expenses. Within this business segment, the Corporation develops, markets, and supports two complementary lines of software products that are designed to satisfy enterprise-wide business-critical needs. The Corporation's business intelligence products give individual users the ability to independently access, explore, analyze, and report corporate data. The Corporation's client/server application development tools are designed to increase the productivity of system analysts and developers. Cognos products are distributed both directly and through resellers worldwide.

Revenue is derived from the licensing of software and the provision of related services, which include product support and education, consulting, and other services. The Corporation generally licenses software and provides services subject to terms and conditions consistent with industry standards. Customers may elect to contract with the Corporation for product support, which includes product and documentation enhancements, as well as telephone support, by paying either an annual fee or fees based on usage of support services.

The Corporation operates internationally, with a substantial portion of its business conducted in foreign currencies. Accordingly, the Corporation's results are affected by year-over-year exchange rate fluctuations of the United States dollar relative to the Canadian dollar, to various European currencies, and to a lesser extent, other foreign currencies.

No single customer accounted for 10% or more of the Corporation's revenue during any of the last three fiscal years. In addition, the Corporation is not dependent on any single customer or group of customers, or supplier.

The accounting policies for the segment are the same as those described in the Summary of Significant Accounting Policies. The required financial information for segment profit and segment assets is the same as that presented in the Consolidated Financial Statements. Geographic information is as follows: ($000s)

                                              2000                   1999                   1998
                                      ------------------       ----------------       ----------------
Revenue to external customers*
 U.S.A.                                   $      204,730          $     153,827          $     123,774
 Canada                                           30,120                 24,040                 22,328
 United Kingdom                                   44,972                 41,563                 38,257
 Europe                                           77,778                 60,502                 43,189
 Asia/Pacific                                     28,040                 21,193                 17,286
                                      ------------------       ----------------       ----------------
                                          $      385,640          $     301,125          $     244,834
                                      ==================       ================       ================

* Revenues are attributed to countries based on location of customer

Fixed assets
 Canada                         $       31,055          $      20,148
 U.S.A.                                  8,659                  6,078
 Other countries                         5,121                  3,938
                                --------------          -------------
                                $       44,835          $      30,164
                                ==============          =============

Intangible assets
 Canada                      $13,137           $14,719
 U.S.A.                       27,021            35,460
                            --------          --------
                             $40,158           $50,179
                            ========          ========


13.  Comparative Results

Certain of the prior years' figures have been reclassified in order to conform to the presentation adopted in the current year.

14.  Subsequent Event

On April 6, 2000, the Board of Directors of the Corporation authorized a two-for-one stock split, effected in the form of a stock dividend, payable on or about April 27, 2000 to shareholders of record at the close of business on April 20, 2000.

All share and per-share amounts in the accompanying financial statements, and notes thereto have been adjusted for the split.

SELECTED CONSOLIDATED FINANCIAL DATA


Five-Year Summary

The following Selected Consolidated Financial Data has been derived from the Corporation's consolidated financial statements that have been audited by Ernst & Young LLP, independent chartered accountants. The Selected Consolidated Financial Data should be read in conjunction with the Consolidated Financial Statements and related Notes, and with Management's Discussion and Analysis of Financial Condition and Results of Operations.

On April 6, 2000, subsequent to year-end, the Board of Directors of the Corporation authorized a two-for-one stock split, effected in the form of a stock dividend, payable on or about April 27, 2000 to shareholders of record at the close of business on April 20, 2000. All historic consolidated results have been restated for the split.

                                                                   Years Ended the Last Day of February
-------------------------------------------------------------------------------------------------------------------------
                                                     2000            1999            1998            1997            1996
-------------------------------------------------------------------------------------------------------------------------
                                                               (US$000s except share amounts, Canadian GAAP)
Statement of Income Data

Revenue                                          $385,640        $301,125        $244,834        $198,185        $152,186
-------------------------------------------------------------------------------------------------------------------------
Operating expenses
 Cost of product license                            5,235           5,738           3,828           3,266           3,433
 Cost of product support                           13,758          11,166           9,694           9,634           7,488
 Selling, general, and administrative             244,827         178,295         143,493         114,617          98,908
 Research and development                          53,548          42,274          33,530          28,951          22,382
 Investment tax credits                            (6,207)        (14,880)         (9,432)         (3,683)              -
-------------------------------------------------------------------------------------------------------------------------
Total operating expenses                          311,161         222,593         181,113         152,785         132,211
-------------------------------------------------------------------------------------------------------------------------
Operating income                                   74,479          78,532          63,721          45,400          19,975
Interest expense                                     (718)           (527)           (481)           (427)           (468)
Interest income                                     7,454           6,430           5,340           4,524           4,019
-------------------------------------------------------------------------------------------------------------------------
Income before taxes                                81,215          84,435          68,580          49,497          23,526
Income tax provision                               26,673          26,313          19,638          12,708           5,996
-------------------------------------------------------------------------------------------------------------------------
Net income                                       $ 54,542        $ 58,122        $ 48,942        $ 36,789        $ 17,530
=========================================================================================================================
Net income per share
 Basic                                              $0.63           $0.66           $0.55           $0.43           $0.21
 Fully diluted                                      $0.62           $0.65           $0.54           $0.41           $0.20

Weighted average number of shares (000s)
 Basic                                             85,972          87,416          88,414          86,298          82,578
 Fully diluted                                     92,082          93,404          96,082          95,390          90,426

Balance Sheet Data (at end of period)

Working capital                                  $166,455        $123,343        $112,846        $103,727        $ 66,149
Total assets                                      398,181         314,105         245,718         189,152         140,010
Total debt                                          2,176           2,612           2,457           2,655           2,744
Stockholders' equity                              227,019         178,602         147,305         115,912          78,297